Consolidated Financial Statements
July 31, 2012

SAND Technology Inc.

Consolidated Financial Statements
July 31, 2012

SAND Technology Inc.
Consolidated Balance Sheets
As at
(Expressed in Canadian Dollars)

		July 31,	July 31,	August 1,
	Note	2012	2011	2010
ASSETS
Current Assets
Cash		$811,655	$810,745	$579,270
Trade and other receivables	8	476,833	541,959	739,144
Research and development tax credits receivable		502,514	663,857	660,000
Prepaid expenses		70,039	117,305	74,541
		1,861,041	2,133,866	2,052,955

Other receivables	7,9	975,285	-	-
Capital assets	10	376,352	81,361	64,488
		$3,212,678	$2,215,227	$2,117,443

LIABILITIES
Current Liabilities
Trade and other payables	12	$677,099	$776,623	$984,149
Deferred revenue		1,086,802	1,179,652	1,135,814
Deferred lease inducements		-	-	19,558
Due to shareholders	13	-	1,425,945	896,369
		1,763,901	3,382,220	3,035,890

Deferred revenue		266,114	696,275	106,124
Deferred lease inducements		130,000	-	-
Due to shareholders	13	-	488,892	977,784
Convertible debentures	14	834,368	696,961	647,321
Other financial liabilities	14	154,264	315,213	342,927
		3,148,647	5,579,561	5,110,046

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	16,17	39,710,565	39,706,665	38,976,108
Contributed surplus		2,483,774	1,863,006	758,302
Deficit		(42,130,308)	(44,934,005)	(42,727,013)
		64,031	(3,364,334)	(2,992,603)
		$3,212,678	$2,215,227	$2,117,443

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

George Wicker, Director	P. Wayne Musselman, Director

SAND Technology Inc.
Consolidated Statements of Comprehensive Income
Years ended
(Expressed in Canadian Dollars, except for number of common shares)

	Note	July 31, 2012	July 31, 2011

Revenue		$2,500,228	$4,633,693
Cost of sales and product support		1,099,741	1,092,995
Gross profit		1,400,487	3,540,698

Operating expenses
Research and development costs, net	4	1,441,537	1,223,963
Selling, general and administrative		5,308,812	5,607,068
		6,750,349	6,831,031
Operating loss		(5,349,862)	(3,290,333)
Net finance expense	5	698,068	370,023
Loss from continuing operations		(6,047,930)	(3,660,356)
Gain on sale of discontinued operations	7	8,571,967	-
Earnings from discontinued operations, net of tax	7	279,660	1,453,364
Net income (loss) and comprehensive income (loss)		$2,803,697	$(2,206,992)

Basic income (loss) per share	18	$0.14	$(0.13)
From continuing operations		$(0.31)	$(0.21)

Diluted income (loss) per share	18	$0.14	$(0.13)
From continuing operations		$(0.31)	$(0.21)

Basic weighted average number of common shares	18	19,466,896	17,048,978
Diluted weighted average number of common shares	18	19,574,397	17,048,978

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Statements of Changes in Shareholders’ Equity
Years ended July 31, 2012, and 2011
(Expressed in Canadian Dollars, except for number of common shares)

		Share Capital
		Number of
		class "A"		Contributed		Shareholders'
	Note	common shares	Amount	surplus	Deficit	equity

Balance as at August 1, 2010		15,889,620	$38,976,108	$758,302	$(42,727,013)	$(2,992,603)
Transactions with Owners
Net income and and total comprehensive income		-	-	-	(2,206,992)	(2,206,992)
Common shares issued as part of private placement	15	2,142,864	579,175	-	-	579,175
Common shares issued in settlement of debt	16	411,152	143,903	-	-	143,903
Warrants exercised	14	780,000	6,879	-	-	6,879
Warrants issuance as part of a private placement	15			195,898		- 195,898
Stock options exercised	17	60,000	600	-	-	600
Share-based compensation	17	-	-	908,806	-	908,806
Balance as at July 31, 2011		19,283,636	$39,706,665	$1,863,006	$(44,934,005)	$(3,364,334)

Balance as at July 31, 2011		19,283,636	$39,706,665	$1,863,006	$(44,934,005)	$(3,364,334)
Transactions with Owners
Net income and and total comprehensive income		-	-	-	2,803,697	2,803,697
Warrants issuance as part of a bridge loan	11			220,321		220,321
Exercise of stock options	17	390,000	3,900	-	-	3,900
Share-based compensation	17			400,447	-	400,447
Balance as at July 31, 2012		19,673,636	$39,710,565	$2,483,774	$(42,130,308)	$64,031

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Consolidated Statements of Cash Flows
Years ended
(Expressed in Canadian Dollars)

		July 31,	July 31,
	Note	2012	2011
OPERATING ACTIVITIES
Net income (loss)		$2,803,697	$(2,206,992)
Adjustment for non-cash and other items
Depreciation of capital assets	10	57,577	40,597
Gain on sale of discontinued operations	7	(8,571,967)	-
Stock-based compensation	17	400,447	908,806
Accretion of debt component of convertible debentures	14	137,407	49,640
Change in fair value of other financial liabilities		(160,949)	(27,714)
Accretion of bridge loan		220,321	-
Interest expense on financial liabilities measured at amortized cost		132,402	275,952
Amortization of deferred lease inducement		(13,000)	(19,558)
Changes in working capital items
Trade and other receivable		67,665	208,105
Research and development tax credits receivable		161,343	(3,858)
Prepaid expenses		48,150	(42,078)
Other receivables	9	(199,935)	-
Trade and other payables		(143,987)	59,023
Deferred revenue		(99,633)	648,893
Cash flows from operating activities		(5,160,462)	(109,184)

INVESTING ACTIVITIES
Purchase of capital assets	10	(352,568)	(57,436)
Proceeds from sale of discontinued operations	7	7,443,530	-
Cash flows from investing activities		7,090,962	(57,436)

FINANCING ACTIVITIES
Financing interest paid		(105,582)	(69,642)
Deferred lease inducements		143,000	-
Due to shareholders	13	-	362,067
Repayments of due to shareholders	13	(1,914,837)	(304,028)
Proceeds from bridge loan	11	962,500	-
Repayment of bridge loan	11	(1,000,000)	-
Exercise of stock options	17	3,900	600
Warrants exercised	14	-	6,879
Issuance of units related to private placements	15	-	448,558
Cash flows from financing activities		(1,911,019)	444,434
Effect of exchange rate changes on cash		(18,571)	(46,339)
Net increase in cash		910	231,475
Cash, beginning of year		810,745	579,270
Cash, end of year		$811,655	$810,745

The accompanying notes are an integral part of the consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1 - NATURE AND GENERAL BUSINESS DESCRIPTION

SAND Technology Inc. is the ultimate parent company. It is domiciled in Canada and is a federally incorporated company under the Canada Business Corporations Act. SAND Technology Inc. maintains its registered office at 4115 Sherbrooke St. West, Westmount, Quebec, Canada, and is a publicly-traded company listed on the Over-the-Counter (“OTC”) Bulletin Board in the United States under the symbol ‘SNDTF’. Its fiscal year end is July 31.

The Company and its wholly-owned subsidiaries (collectively the “Company”) are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data.

2 - GOING CONCERN

The consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

With the exception of the gain in the amount $8,571,967 realized from the sale of its SAP Information Lifecycle Management (ILM) Product Line, the Company has incurred operating losses in the past years and has accumulated a deficit of $42,130,308 as at July 31, 2012. The Company has also generated negative cash flows from operations. Historically, the Company financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Company’s control and there exists material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

During the year ended July 31, 2012, the Company addressed some of the uncertainties described above by the following transactions:

1.	It successfully sold its SAP ILM Product Line and realized a gain of $8,571,967;
2.	It reimbursed the due to shareholders in the amount of $1,914,837;
3.

The Company’s board of directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders.

4.

The Company reduced its workforce eliminating 20 positions in Canada, the United Kingdom, the U.S., Australia and Germany in an effort to contain costs. This initiative allows the Company to further preserve capital while maintaining a core team to support the ongoing business;

The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

3 - SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as at July 31, 2012, July 31, 2011 and August 1, 2010, as well as its consolidated income , comprehensive income, cash flows, and changes in shareholders’ equity for the years ended July 31, 2012 and 2011. Until July 31, 2011, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the conversion to International Financial Reporting Standards (“IFRS”). In preparing these consolidated financial statements, management applied IFRS 1, First-time Adoption of International Financial Reporting Standards and amended certain recognition and measurement methods to comply with IFRS. The consolidated financial statements of the Company have been prepared in accordance with IFRS. The comparative figures for 2011 were restated to reflect these adjustments. Certain reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on shareholders’ equity, earnings, comprehensive income and cash flows have been provided in Note 25.

The consolidated financial statements were authorized for issue by the Board of Directors on November 28, 2012.

b)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for financial liabilities defined under IFRS as liabilities measured at fair value through profit and loss (“FVTPL”) which are measured at fair value.

c)	Critical Accounting Estimates, Judgements and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Impairments

At the end of each reporting period the Company performs a test of impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or cash generating unit being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 19 for more information regarding the income tax provisions.

Fair value measurement of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to 23 for more information regarding the fair value measurement of financial instruments.

Leases
In applying the classification of leases in IAS 17, Leases, management considers its leases of buildings and equipment as operating leases. In some cases, the lease transaction is not always conclusive, and management uses judgement in determining whether the lease is a finance lease agreement that transfers substantially all the risks and rewards incidental to ownership.

Allowance for doubtful accounts and revenue adjustments
Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 8 and Note 23 for more information regarding the allowance for doubtful accounts and the related credit risks.

Research and development tax credits
The Company’s management monitors whether the recognition requirements for research and development tax credits receivable continue to be met. The Company has made estimates of the recoverable amounts but research and development tax credits must be examined and approved by the tax authorities and the amount allowed may differ from the amount recorded.

Share-based payments
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, the life of stock options and warrants granted and the time-period of exercise of those stock options and warrants. The model used by the Company is the Black-Scholes valuation model.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

d)	Basis of Consolidation

The consolidated financial statements include the accounts of the parent Company and its wholly-owned subsidiaries, Sand Technology Deutschland GmbH, located in Germany, Sand Technology Limited, located in the United Kingdom, Sand Technology (Ireland) Limited, located in Ireland, Sand Technology Corp. and STSI Licensing, LLC, located in the United States and Sand Technology Pty Ltd, located in Australia.

All subsidiaries have a reporting date identical to that of the parent Company. Amounts reported in the financial statements of the subsidiaries follow the same accounting policies adopted by the parent Company.

All intercompany transactions and accounts have been eliminated on consolidation.

e)	Cash and Cash Equivalents

Cash includes cash on hand and demand deposits. The Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents. There were no cash equivalents as of July 31, 2012, July 31, 2011 and August 1, 2010.

f)	Trade Receivables

Impairment of trade receivables is constantly monitored. Evidence of impairment may occur when the financial difficulties of a debtor become known or payment delays occur. Impairments are based on historical values, observed customer solvency, the aging of trade receivables and customer-specific and industry risks. In addition, the Company reviews external credit ratings as well as bank and trade references when available. As at July 31, 2012, July 31, 2011 and August 1, 2010, the provision for doubtful accounts was nil.

g)	Capital Assets

Capital assets are recorded at cost less accumulated depreciation and provisions for write-downs. When the cost of a part of an item of capital assets is significant in relation to the total cost of an item and the items have different useful lives, they are accounted for as separate items (major components) of capital assets.

Depreciation is calculated using the straight-line method to write-down the cost to its estimated residual value, with a constant charge over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Research and development equipment	3 years
Leasehold improvements	Lease term of 10 years

Material residual value estimates and estimates of useful life are updated as required, but at least annually, whether or not the asset is revalued.

h)	Impairment of Capital Assets

Assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Assets are assessed at the end of each reporting period to determine if any indication of impairment exists. If any such indication exists, the Company estimates the recoverable amount of the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. The recoverable amount is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). Recoverability is measured by comparing the carrying amount of the asset to the higher of its FVLCS and its VIU. VIU is calculated using the estimated discounted future cash flows expected to be generated by the asset. The estimation and discounting of cash flows involves key assumptions that consider all information available on the respective testing date. Management uses its judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro- economic environment and economic trends to model and discount future cash flows. The Company estimates FVLCS based upon current prices for similar assets. If the carrying amount of the asset exceeds its estimated recoverable amount, the difference is recognized as an impairment charge. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

i)	Leased Assets

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the period of the lease. Related expenses, such as maintenance and insurance, are charged to income as incurred.

j)	Trade and other Payables

Trade and other payables and accrued liabilities are obligations to pay for goods or services that have been acquired in the normal course of business. Trade and other payables and accrued liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Accounts payables and accrued liabilities are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

k)	Basic and Diluted Income (Loss) per Common Share

Basic net income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) available to common shareholders of the parent company by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is computed by dividing adjusted net income available to common shareholders of the parent company by the weighted average number of common shares outstanding adjusted for the effects of all dilutive common share issuances. Dilutive common share issuances shall be deemed to have been converted into ordinary shares at the beginning of the period.

For the purpose of calculating diluted earnings per share, the Company shall assume the exercise of dilutive stock options, warrants, debt conversion and interest expense paid in kind. The assumed proceeds from these instruments shall be regarded as having been received from the issue of common shares at the average market price of common shares during the period. The convertible debenture is antidilutive whenever its interest (net of tax and other changes in income or expense) per common share obtainable on conversion exceeds basic earnings per share.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

l)	Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. However, deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

m)	Deferred Lease Inducements

Deferred lease inducements are being amortized on a straight-line basis over the term of the lease as a reduction of lease expense.

n)	Convertible Debentures

The component parts of compound financial instruments (convertible debenture) issued by the Company are usually classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements. Usually, the conversion option that will be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments is classified as an equity instrument. Since the instrument does not meet the fixed for fixed test, the conversion option is classified as a separate other financial liability.

At the date of issue, the debt component is recognized at fair value, which is estimated using the prevailing market interest rate for similar non-convertible instruments. Subsequently, the debt component is measured at amortized cost.

The value of the conversion option classified as other financial liability is determined at fair value at the date of issue. This amount is re-measured at every balance sheet date. When and if the conversion option is exercised, the liability component of convertible debentures will be transferred to share capital. If the conversion option remains unexercised at the maturity date of the convertible debenture, the liability component of the convertible debentures will be transferred to contributed surplus.

Transaction costs that relate to the issue of the convertible debenture such as legal fees, that are directly attributable to the incurrence of financial liabilities are recorded directly in profit and loss.

o)	Shareholders’ Equity (Deficiency)

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs

Contributed surplus includes amounts related to stock options and warrants until such equity instruments are exercised in which case the amounts are transferred to share capital. Contributed surplus also includes equity component of convertible debentures when the conversion option remains unexercised at the maturity date of the convertible debentures.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Deficit includes all current and prior period retained profits or losses.

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants, and using the quoted price of existing shares at the time of issuance to determine the fair value of the shares.

p)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in currencies other than the functional currency are converted into Canadian dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and expense transactions. Monetary assets and liabilities are revalued into the functional currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to the profit or loss. Non-monetary assets and liabilities are recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

q)	Revenue Recognition

The Company generates revenues principally through the sale of software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Company’s software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Company’s products.

Revenue from the sale of software licence agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, collection is probable and the fee is fixed or determinable. Sale of software is recognised when the Company has transferred to the buyer the significant risk and rewards of ownership of the good supplied. Significant risks and rewards are generally considered to be transferred to the buyer when the customer has taken undisputed delivery of the goods.

Revenues from maintenance services for licences previously sold and implemented are recognized over the term of the contract.

Revenues from sales with extended payment terms are recognized when collectability is reasonably assured.

Revenues from consulting and training services not considered as a part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or of the performance of services are classified as deferred revenue. Revenues recognized in advance of invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

r)	Research and Development Costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under IFRS to be capitalized as an intangible asset. The Company has not deferred any such development costs to date.

s)	Tax Credits

The Company is entitled to scientific research and experimental development tax credits (“research tax credits”) granted by the Canadian federal government and the government of the province of Quebec. Federal research tax credits, which are non-refundable, are earned on qualified research and development expenditures and can only be used to offset federal income taxes otherwise payable. Provincial research tax credits, which are refundable, are earned on qualified research and development expenditures incurred in the province of Quebec. Research tax credits must be reviewed and approved by the tax authorities and it is possible that the amounts granted will differ from the amounts recorded.

The Company is also entitled to refundable tax credits for the development of e-business in information technologies. Such credits are earned at an annual rate of 30% of salaries paid to eligible employees engaged in eligible activities, to a maximum annual tax credit of $20,000 per eligible employee. These credits are recognized when there is reasonable assurance that the Company has met the requirements of the program and there is reasonable assurance that the sums will be received. The tax credits are subject to the receipt of an eligibility certificate each year confirming that the Company has met the eligibility criteria.

Research and development tax and e-business credits relating to eligible expenditures are deducted from the cost of the related assets or included in earnings against the related expenses in the period in which the expenditures are incurred, provided that the Company is reasonably certain that the credits will be received.

t)	Employee Benefits

Short-term employee benefits

Short-term employee benefits include wages, salaries, compensated absences, and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan or through a contractual agreement, to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than twelve months after the reporting period, then they are discounted to their present value.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

u)	Share-Based Payments

The Company has a share-based employee compensation plan that grants stock options to executive officers, directors, full-time employees and consultants. This plan is classified as an equity-settled plan. The fair value of the service is measured indirectly by reference to the fair value of the equity instruments granted as at the date of the grant. The expense is recognized over the vesting period of the options granted, and is recognized as an expense in earnings with a corresponding credit to contributed surplus. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events.

At the end of each reporting period, the Company re-assesses its estimate of the number of stock options that are expected to vest and recognizes the impact of any revisions in earnings.

Any consideration paid by employees and directors on exercise of stock options is credited to share capital together with any related share-based compensation expense originally recorded in contributed surplus.

v)	Guarantees

In the normal course of its operations, the Company enters into agreements that contain certain features which meet the definition of a guarantee.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Company to compensate a third party for certain damages and losses incurred as a result of third-party intellectual-property claims arising from these agreements.

The nature of these obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such obligations.

w)	Financial Assets and Liabilities

Recognition, initial measurement and de-recognition

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:
•	loans and receivables
•	financial assets at fair value through profit or loss (FVTPL)

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

All financial assets except for those at FVTPL are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below. All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for the impairment of trade receivables which is presented within other expenses.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash, trade and most other receivables, except for sales tax receivable fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Financial assets at FVTPL
Financial assets at FVTPL include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists. The Company does not have any financial assets in this category.

Classification and subsequent measurement of financial liabilities

The Company’s financial liabilities include trade and other payables, except for sales tax payable, due to shareholders, convertible debentures and other financial liabilities.

Non derivative financial assets and liabilities are measured as follows:

(i) Non-derivative financial assets

Financial Assets	Initial Measurement	Subsequent Measurement
Cash and cash equivalents	Fair value	Amortized cost
Trade and other receivables	Fair value	Amortized cost

(ii)Non-derivative financial liabilities

Financial Liabilities	Initial Measurement	Subsequent Measurement
Trade and other payable and accrued	Fair value	Amortized cost
Due to shareholders	Fair value	Amortized cost
Convertible debentures	Fair value	Amortized cost
Other financial liabilities	Fair value	Fair value

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

x)	Fair Value Measurements

The Company determines fair value using a fair value hierarchy that distinguishes between market participant assumptions developed based on market data (observable inputs) obtained from sources independent of the reporting entity, and a reporting entity’s own assumptions (unobservable inputs) about market participant assumptions developed based on the best information available in the circumstances.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the Company’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, essentially the exit price.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company.

The levels of fair value hierarchy are as follows:

•	Level one – Unadjusted quoted market prices in active markets for identical assets or liabilities;
•	Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
•	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

y)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements are provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

IAS 32, Financial Instruments Presentation:

IAS 32 provides more consistency in the application of certain financial asset and financial liability offsetting criteria. This standard is applicable for annual periods beginning on or after January 1, 2013. The Company’s management have yet to assess the impact of this new standard.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after January 1, 2013. The Company’s management have yet to assess the impact of this new standard.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

IFRS 9 Financial Instruments (IFRS 9)
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and de-recognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. The Company’s management have yet to assess the impact of this new standard on the Group’s consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation Standards
A package of consolidation standards are effective for annual periods beginning or after January 1st, 2013. Information on these new standards is presented below. The Company’s management have yet to assess the impact of these new and revised standards on the Company’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

4 - RESEARCH AND DEVELOPMENT COSTS

Research and development costs presented in the consolidated statements of operations and comprehensive loss have been determined as follows:

	July 31,	July 31,
	2012	2011

Research and development costs	$1,616,537	$1,549,671
Government assistance Investment tax credits	(175,000)	(325,708)
	$1,441,537	$1,223,963

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5 – NET FINANCE EXPENSE

	July 31,	July 31,
	2012	2011

Accretion interest on convertitble debentures	$137,407	$49,640
Change in fair value of other financial liabilities	(160,949)	(27,714)
Accreted interest on bridge loan	220,321	-
Interest expense - due to shareholders	84,315	261,310
Other Interest	48,087	14,642
Net foreign exchange loss	368,887	72,146
Net finance expense	$698,068	$370,024

6 – INFORMATION INCLUDED IN CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Employee benefits

	July 31,	July 31,
	2012	2011

Wages, salaries and benefits	$4,635,688	$4,791,750
Share-based compensation	404,447	908,806
	$5,040,135	$5,700,556

Depreciation expense of capital assets for the years ended July 31, 2012 and 2011 amounted to $57,577 and $40,597 respectively.

7 – DISCONTINUED OPERATIONS

On October 4, 2011, the Company completed the sale of its SAP Information Lifecycle Management (ILM) Product Line to a third party for a consideration of $8,439,200 (US$8,000,000). After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received proceeds of $7,443,530 (US$7,200,000) during the year ended July 31, 2012. The Company anticipates it will be able to meet all its obligations under the asset purchase agreement governing this transaction to collect the remaining amount due from the sale and an amount $790,320 (US$800,000) was recorded in other receivables.

As a result of this transaction, the Company recorded a gain of $8,571,967 taking into account the full proceeds from the sale that are expected to be recovered (including the transfer of deferred revenues), reduced by a small amount of capital assets transferred and legal and personnel expenses incurred. The Company will not have any income taxes to pay on this transaction as it has sufficient income tax loss carryforwards from prior years to offset the gain.

As a result of the sale of its SAP Information Lifecycle Management (ILM) Product Line, the Company has presented, for the years ended July 31, 2012 and 2011, the net earnings from this business segment separately in the consolidated statement of operations. The net earnings are comprised of the revenues derived from and the direct costs associated with the business segment, as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31,	July 31,
	2012	2011

Revenue	$574,464	$2,237,978
Direct costs	294,804	784,614
Earnings before income taxes	279,660	1,453,364
Gain on sale of discontinued operations	8,571,967
Income taxes	-	-
Net earnings and cashflows generated	$8,851,627	$1,453,364

Basic earnings per share from discontinued operations	$0.45	$0.08
Diluted earnings per share from discontinued operations	$0.45	$0.08

Basic weighted average number of common shares	19,466,896	17,048,978
Diluted weighted average number of common shares	19,574,398	17,048,978

8 – TRADE AND OTHER RECEIVABLES

	July 31,	July 31,	August 1,
	2012	2011	2010

Trade receivables	$307,937	$541,959	$739,144
Sales tax receivable	168,896	-	-
	$476,833	$541,959	$739,144

Since most of the Company’s customers are relatively large companies in various industries and with a strong history of payment, the allowance for doubtful accounts is nominal.

The carrying amounts of the Company’s trade receivables are denominated in the following currencies:

	July 31,	July 31,	August 1,
	2012	2011	2010

Canadian dollars	$9,884	$22,527	$41,103
US dollars	158,650	168,451	51,259
UK Pounds	51,110	-	545,979
Euros	87,424	350,981	100,803
Australian dollars	869	-	-
	$307,937	$541,959	$739,144

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

9 – OTHER RECEIVABLES

		July 31,	July 31,	August 1,
	Note	2012	2011	2010

Long-term trade receivables		$184,965	$-	$-
Receivable from the sale of the SAP ILM product line	7	790,320	-	-
		$975,285	$-	$-

10 – CAPITAL ASSETS

			Research and
	Computer	Furniture and	development	Leasehold
	equipment	equipment	equipment	improvements	Total
Cost
Balance as at August 1, 2010	$325,132	$569,433	$161,565	$294,287	$1,350,417
Additions		13,333	14,546	29,557	57,436
Disposal	(210,994)	(37,875)		-	(248,869)
Balance as at July 31, 2011	114,138	544,891	176,111	323,844	1,158,984
Balance as at July 31, 2011	$114,138	$544,891	$176,111	$323,844	$1,158,984
Additions	-	5,749	1,094	345,725	352,568
Disposal	(3,155)	-	-	-	(3,155)
Balance as at July 31, 2012	$110,983	$550,640	$177,205	$669,569	$1,508,397

			Research and
	Computer	Furniture and	development	Leasehold
	equipment	equipment	equipment	improvements	Total
Accumulated depreciation
Balance as at August 1, 2010	$307,120	$546,563	$154,527	$277,719	$1,285,929
Depreciation	2,611	15,016	6,300	16,670	40,597
Disposal and write-offs	(211,028)	(37,875)	-	-	(248,903)
Balance as at July 31, 2011	98,703	523,704	160,827	294,389	1,077,623
Balance as at July 31, 2011	98,703	523,704	160,827	294,389	1,077,623
Depreciation	5,706	5,814	7,304	38,753	57,577
Disposals	(3,155)	-	-	-	(3,155)
Balance as at July 31, 2012	$101,254	$529,518	$168,131	$333,142	$1,132,045

			Research and
	Computer	Furniture and	development	Leasehold
	equipment	equipment	equipment	improvements	Total
Carrying amounts
Balance as at August 1, 2010	$18,012	$22,870	$7,038	$16,568	$64,488
Balance as at July 31, 2011	15,435	21,187	15,284	29,455	81,361
Balance as at July 31, 2012	9,729	21,122	9,074	336,427	376,352

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Management periodically reviews the property and equipment carrying value in light of the Corporation’s strategic plan and general business environment. During the year, the Corporation determined that the carrying value of its property and equipment were adequate.

11 – BRIDGE LOAN

On September 7, 2011, the Company completed a bridge loan with a group of investors. The bridge loan consisted of a loan of $1,000,000 to the Company in exchange for a promissory note of $1,000,000 and 500,000 warrants. The promissory note had a maturity date of November 30, 2011 with an interest rate of 15%. The interest on the promissory note was prepaid from the proceeds of the loan. Each of the 500,000 warrants issued allowed the investors to purchase 1 common share at a price of $0.50 per warrant. The warrants expire on September 7, 2014. The bridge loan was repaid in its entirety at the maturity date of November 30, 2011.

The Company allocated the proceeds from the bridge loan between the loan and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $779,679 and was recorded in current liabilities. The fair value allocated to the warrants was estimated at $220,321 and was recorded in contributed surplus. The fair value of the warrants at the time of the completion of the bridge loan was estimated using the Black-Scholes option pricing model with the following assumptions:

Share price	$0.58
Dividend yield	-
Expected volatility	252%
Risk free interest rate	3.00%
Expected life	3 years

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

12– TRADE AND OTHER PAYABLES

	July 31,	July 31,	August 1,
	2012	2011	2010

Trade payables and accrued liabilities	$584,517	$690,282	$834,371
Salaries and commission payable	12,582	74,952	57,186
Sales tax payable	-	11,389	66,884
Payable to related parties	80,000	-	-
Advance from a private investor	-	-	25,708
	$677,099	$776,623	$984,149

The advance from a private investor was settled as part of the private placement completed on March 17, 2011 (Note 15b)).

13 - DUE TO SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	July 31,	July 31,	August 1,
	2012	2011	2010

Loan from the Chief Executive Officer, repayable on demand, bearing interest at 10%, interest payable monthly (a)	$-	$22,014	$300,893
Loan from a significant shareholder, bearing interest at 15%, interest payable semi-annually, principle of $488,892 payable annually starting January 1, 2011 (b)		1,685,411	1,407,874
Compensation payable to a significant shareholder (c)	-	165,386	165,386
Due to a significant shareholder under a consulting agreement (d)	-	42,026	-
	-	1,914,837	1,874,153
Less: Current portion		1,425,945	896,369
	$-	$488,892	$977,784

(a)

During fiscal year 2011 and fiscal year 2010, the Company obtained various loans from the former Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $341,621 (US$325,000) of which $41,728 (US$40,000) was provided in 2011and $299,893 (US$285,000)) was provided in 2010. Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the note holder. The Promissory Notes bear interest at 10% payable on the last business day of each calendar month. As at July 31, 2010, an amount of $300,893 (US$287,847), including accrued interest of $2,927 (US$2,847), was outstanding on the Promissory Notes. During the year ended July 31, 2011, a private placement was completed (Note 15) which converted the principal value amounting to $341,621 (US$325,000) of the Promissory Notes. As at July 31, 2012, an amount of accrued interest of nil was outstanding (July 31, 2011 - $22,014 (US$23,040); August 1, 2010 - nil).

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(b)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on November 1, 2009. The total amount owing under the loan agreement as at November 1, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owed to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or
ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured during the three months ended October 31, 2011 as the Company paid the significant shareholder a pro-rata amount of $1,329,781 from the initial proceeds received on the transaction described in Note 7. During the year, the Company paid out the remainder of the amount outstanding. The Company received a full release of the associated hypothec.

As at July 31, 2012, no amount was outstanding under the loan agreement. As at July 31, 2011 $1,685,411 including accrued interest of $481,751 was outstanding under the loan agreement.

(c)

The former President and Chief Executive Officer was entitled to, under his previous employment contracts, bonuses based on the achievement of gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective November 1, 2009 when he ceased to be the President and Chief Executive Officer. As at July 31, 2012, July 31, 2011 and August 1, 2010, bonuses payable amounted to nil, $165,386 and $165,386, respectively.

(d)

The Company, effective November 1, 2009, also signed a consulting agreement with the former President and Chief Executive Officer. The agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expired on October 31, 2011. Payments made under the consulting agreement during the year ended July 31, 2012 amounted to $105,065 with a balance owing at July 31, 2012 of nil. Payments made under the consulting agreement during the year ended July 31, 2011 amounted to $210,130 with a balance owing at July 31, 2011 of $42,026 (August 1, 2010 – nil).

During fiscal year 2008, an inter-creditor priority agreement was signed between the former President and Chief Executive Officer and significant shareholder (loans disclosed under b), c) and d) above) and the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures described in Note 14. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders in priority to the sums owed by the Company to the principal shareholder. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder, representing the repayment of principal only. Following the formalization of the loan received from the significant shareholder, including the scheduled repayment as described in Note 13b), the inter-creditor priority agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to the significant shareholder such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Mr. O’Donnell, former Chief Executive Officer of the Company, purchased in April 2008, 334 units of the convertible debentures issued at that time. Please refer to note 14 – Convertible Debentures.

Key Management Personnel

In addition to the amount due to shareholders as described above, related party transactions that the Company incurs include those with key management personnel which consist of the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-President of Research and Development along with other members of the board of directors. They control 14.2% of the voting shares of the Company.

Key management personnel compensation is comprised of the following for the years ended July 31, 2012 and 2011:

	July 31,	July 31,
	2012	2011

Wages, salaries, bonus and other short-term benefits, including amounts paid through their holding companies	$1,193,253	$799,738
Share-based compensation	185,069	710,034
	$1,378,322	$1,509,772

During the fourth quarter, senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-president of Research and Development left the Company. The board of directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

The transactions with related parties occurred in the normal course of business. All outstanding balances with these related parties are to be settled in cash within twelve months of the reporting date.

14 - CONVERTIBLE DEBENTURES

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (US$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of US$900, redeemable at the option of the Company if the bid price of the underlying common share has been above US$1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at US$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of US$0.70 per warrant share at any time until the earlier of the close of business day which is thirty six (36) months from April 18, 2008 or the date on which the bid price of the stock has been above US$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of US$0.45 per share. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company's property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Certain warrant holders exercised their Warrant Shares associated with the secured convertible debentures prior to their expiry date of April 18, 2011. As a result of ratchet provisions contained in the warrant security, the exercise price was reduced from US$0.70 per Warrant Share to CDN $0.01 per Warrant Share. On May 5, 2011, the Company issued 780,000 common shares pursuant to the exercise of the Warrants for proceeds of $6,879 (US$7,800) while 334,000 warrants expired.

For accounting purposes, the debenture contains both a debt component and other financial liability component being the share warrants, the conversion option and the interest payable in shares. The Company allocated the proceeds from the convertible debenture between the debt component and the other financial liability according to their relative fair value:

–

The debt component of the Convertible Debentures was originally calculated at fair value. The effective interest rate determined at the time was 15% and the amount calculated at the issue date was $461,735. The carrying value of the debt is being accreted to its face value over its life to maturity. The accretion expense, being the amortization of the convertible debenture discount, is included in net finance expense in the statement of comprehensive income. The debt issuance costs were expensed directly against net income. The accretion expense recorded for the years ended July 31, 2012 and 2011 was $137,407 and $49,640 respectively.

–

The other financial liabilities component of the Convertible Debenture was originally calculated at fair value. Subsequently, the other financial liabilities are revalued at fair value at every balance sheet date. The amount calculated at the issue date was $548,084. The change in fair value of the other financial liabilities component is recorded in net finance expense in the statement of comprehensive income.

15 – PRIVATE PLACEMENTS

a)

On November 6, 2009, the Company completed a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) in the amount of $587,835 (US$550,000) for Units in the Company at a price of US$0.70 per Unit, resulting in the issuance of 785,715 Units. Each Unit consists of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of US$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, November 6, 2009, or the date on which the bid price of the stock has been above US$1.50 for sixty (60) consecutive trading days. On April 6, 2011 the exercise price was reduced from US$0.50 per Warrant Share to CDN $0.01 per Warrant Share. The Company received $429,495 (US$400,000) from private investors and $158,340 (US$150,000) from the Chief Executive Officer. The Private Placement resulted in the issuance of 1,571,431 common shares and 785,715 warrants of the Company.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The Company allocated the proceeds from the issuance of the Units between the common shares and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $445,667 and was recorded in share capital. The fair value allocated to the warrants was estimated at $142,168 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Private Placement was estimated using the Black-Scholes option pricing model with the following assumptions:

Share price	$0.50
Dividend yield	-
Expected volatility	103%
Risk free interest rate	1.81%
Expected life	3 years

b)

On March 17, 2011, the Company completed Non-Brokered Private Placement Subscription Agreement (“Private Placement”) in the amount of $775,073 (US$750,000) for Units in the Company at a price of US$0.70 per Unit, resulting in the issuance of 1,071,432 Units. Each Unit consists of two class “A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of US$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, March 17, 2011, or the date on which the bid price of the stock has been above US$1.50 for sixty (60) consecutive trading days. The Company received $448,558 (US$425,000) from private investors and $326,515 (US$325,000) from the Chief Executive Officer. The Private Placement resulted in the issuance of 2,142,864 common shares and 1,071,432 warrants of the Company.

The Company allocated the proceeds from the issuance of the Units between the common shares and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $579,175 and was recorded in share capital. The fair value allocated to the warrants was estimated at $195,898 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Private Placement was estimated using the Black-Scholes option pricing model with the following assumptions:

Share price	$0.34
Dividend yield	-
Expected volatility	131%
Risk free interest rate	1.28%
Expected life	3 years

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

16 - SHARE CAPITAL

Authorized
        An unlimited number of class "A" common shares, without par value
        An unlimited number of class "B" common shares, without par value

Issued and outstanding
        19,506,636 class "A" common shares
        (July 31, 2011 - 19,283,636 common shares)
        (August 1, 2010 – 15,889,620 common shares)

2012 transactions

During the year ended July 31, 2012, the Company issued 390,000 common shares upon the exercise of 390,000 stock options at an exercise price of $0.01 for proceeds of $3,900.

2011 transactions

On February 2, 2011, the Company issued 411,152 common shares to current and former Directors of the Company in settlement of debt in the amount of $143,903 owing to these individuals for past service as Directors.

On March 24, 2011, the Company issued 2,142,864 common shares to private investors including the Chief Executive Officer as part of a Non-Brokered Private Placement Subscription Agreement for proceeds of $775,073 (US$750,000) as described in Note 15.

On May 4, 2011, the Company issued 60,000 common shares upon the exercise of 60,000 stock options at an exercise price of $0.01 for proceeds of $600.

On May 5, 2011, the Company issued 780,000 common shares upon the exercise of 780,000 warrants relating to the Convertible Debenture offering in April 2008 at an exercise price of USD$0.01 for proceeds of $6,879.

17 – STOCK OPTIONS, WARRANTS AND SHARE AWARDS

a)	Stock Option Plans

The Company has three stock option plans:

	1.	Under the 1996 Stock Incentive Plan, the Company may grant options to full-time employees up to a maximum of 1,100,000 class "A" common shares;

	2.	Under the 1996 Stock Option Plan, the Company may grant options to its full-time employees and non-employee directors up to a maximum of 900,000 class “A” common shares.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

3.

Under the 2010 Stock Incentive Plan, the Company may grant options or share awards to its full- time employees, executive officers, directors and consultants up to a maximum of 8,000,000 class “A” common shares.

Under the 1996 Stock Incentive Plan, the exercise price of each option for common shares may not be less than the closing price of the Common Shares on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as determined by the Board of Directors within the extent permitted by the applicable regulatory provisions

Under the 1996 Stock Option Plan, the exercise price of each option for common shares may not be less than the price of the common shares as determined by the Board of Directors within the extent permitted by the applicable regulatory provisions.

Under the 2010 Stock Incentive Plan, the exercise price of each option for common shares shall be determined by the Board of Directors on the date the option is granted, provided that such price may not be less than US$0.01 per common share.

Stock options vest as stipulated in the stock option agreement and, under the 2010 Stock Incentive Plan, have a maximum term of 10 years. Stock options issued under the 1996 Stock Incentive Plan and the 1996 Stock Option Plan have a maximum term of 20 years.

The following table summarizes information about the Company’s stock options as of July 31, 2012:

	July 31, 2012		July 31, 2011
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		(US $)		(US $)
Options outstanding, beginning of year	3,473,583	0.11	357,000	1.00
Granted	567,500	0.01	3,295,756	0.01
Exercised	(390,000)	(0.01)	(60,000)	(0.01)
Expired	(1,090,000)	(0.01)	(27,310)	(0.01)
Forfeited	(427,000)	(0.84)	(91,863)	(0.01)
Options outstanding, end of year	2,134,083	0.01	3,473,583	0.11
Options exercisable, end of year	1,689,385	0.01	2,461,160	0.16

During the year ended July 31, 2012, the weighted fair value of the stock options in the amount of $228,475 at the time of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Weighted average share price at grant date	$0.40
Exercise price at grant date	$0.01
Dividend yield	-
Expected volatility	390%
Risk free interest rate	1.35%
Expected life	8 years

During the year ended July 31, 2011, the weighted fair value of the stock options in the amount of $1,240,650 at the time of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

Weighted average share price at grant date	$0.39
Exercise price at grant date	$0.01
Dividend yield	-
Expected volatility	204%
Risk free interest rate	2.70%
Expected life	8 years

The weighted average share price at the date of exercise for the year ended July 31, 2011 was $0.52.

The following table summarizes significant ranges of exercise prices of outstanding and exercisable options held by employees, officers and directors as of July 31, 2012:

	July 31, 2012			July 31, 2012
	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	options	life (years)	price	options	life (years)	price
			(US $)			(US $)

U.S.$0.01	2,134,083	6.26	0.01	1,689,385	6.23	0.01

During the year ended July 31, 2012, 567,500 stock options were granted at an exercise price of $0.01, in accordance with the 2010 Stock Incentive Plan, which was below the market price of the Company’s class “A” common shares at the time the stock options were granted, 390,000 were exercised, 427,000 were forfeited and 1,090,000 options had expired.

During the year ended July 31, 2011, 3,295,756 stock options were granted at an exercise price of $0.01, in accordance with the 2010 Stock Incentive Plan, which was below the market price of the Company’s class “A” common shares at the time the stock options were granted. Also, 60,000 were exercised, 27,310 options expired and 91,863 were forfeited.

Share-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2012 and 2011 was $400,447 and $908,806 respectively.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

b)	Warrants

The following table summarizes information about the Company’s share warrants:

	July 31, 2012			July 31, 2011
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	warrants	life (years)	price	warrants	life (years)	price
			(US dollars)			(US dollars)

Balance, beginning of year	1,857,147	1.63	0.29	1,899,715	1.40	0.01
Granted	500,000	2.10	0.50	1,071,432	2.63	0.50
Exercised	-	-	-	(780,000)	-	(0.01)
Expired	-	-	-	(334,000)	-	(0.07)

Balance, end of year	2,357,147	1.73	0.34	1,857,147	2.04	0.29

c)	Share Awards

Under a Share Award Plan, the Company was eligible to grant class "A" common shares to its full-time employees up to a maximum of 1,000,000 class "A" common shares, at a value not to exceed the fair market value of the class "A" common shares at the time of grant and conditional upon a period of continued employment service with the Company by the employees.

The Share Award Plan is intended to promote the interests of the Company by (i) aiding the retention of employees and facilitating the recruitment of personnel by providing incentive compensation opportunities; and (ii) matching employees’ financial interests with those of the Company’s shareholders. The administrator of the Share Award Plan has the authority to determine the terms and conditions of each award granted. The Company granted 407,500 share awards on September 30, 2007 upon the one condition that the recipient remain employed with the Company for a period of 3 years. As at July 31, 2010, as a result of terminations and resignations, there remained 302,500 shares that may be issued, subject to continued employment by the employees until September 30, 2010, under the Share Award Plan. At September 30, 2010, as a result of terminations and resignations, there remained 277,500 shares that may be issued under the Share Award Plan. On December 17, 2010, in lieu of issuing common shares for such share awards, the Board of Directors issued 277,500 stock options from the 2010 Stock Incentive Plan.

The share award compensation expense included in selling, general and administrative expenses for the years ended July 31, 2012 and 2011 was nil and nil, respectively.

18 –EARNINGS PER SHARE

The following table shows the number of stock options, share awards, share warrants, shares issuable upon conversion of the convertible debentures and interest payable in kind for the years presented

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31,	July 31,	August 1,
	2012	2011	2010

Stock options	2,134,083	3,473,583	357,000
Share awards	-	-	302,500
Warrants	2,357,147	1,857,147	1,899,715
Convertible debentures, principal	2,228,000	2,228,000	2,228,000
Convertible debentures, interest	579,280	460,453	282,213
	7,298,510	8,019,183	5,069,428

Basic

The calculation of basic earnings per share at July 31, 2012 was based on the net income attributable to common shareholders of the Company of $ 2,803,697 (July 31, 2011 – loss of $ 2,206,992) and a weighted average number of common shares outstanding of 19,466,896 (July 31, 2011 – 17,048,978).

The basic earnings per share for years ended July 31, 2012 and 2011 are as follows:

	July 31,	July 31,
	2012	2011

Net income, (loss) for the year	$2,803,697	$(2,206,992)
Weighted average shares outstanding, basic	19,466,896	17,048,978
Basic earnings per share	$0.14	$(0.13)

Diluted

The calculation of diluted earnings per share at July 31, 2012 was based on net income attributable to common shareholders of $2,803,697 (July 31, 2011 – loss of $ 2,206,992), and a weighted average number of common shares outstanding adjusted to reflect the effects of all options. For the period ended July 31, 2012, 2,357,147 warrants, 2,228,000 shares from the potential conversion of the principal of the convertible debentures and 579,280 shares from the potential conversion of the interests of convertible debentures that may potentially dilute earnings per share in the future were not considered in the computation since the exercise price of these instruments was higher than the average market price.

The diluted weighted average number of common share is calculated as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31,	July 31,
	2012	2011

Weighted average shares outstanding, basic	19,466,896	17,048,978
Options	85,856	596,364
Warrants	21,645	18,121
Convertible debentures, principal	-	2,228,000
Convertible debentures, interests	-	579,280
	19,574,397	20,470,743

For the year ended July 31, 2011, 1,857,147 warrants were not considered in the computation since the exercise price of these warrants was higher than the average market price. Because the Company experienced a loss in 2011, the impact of the options and the potential conversion of the principal and interest of the convertible debentures described above were not taken into account because to do so would have been anti-dilutive for the year ended July 31, 2011.

The diluted earnings per share for years ended July 31, 2012 and 2011 are as follows:

	July 31,	July 31,
	2012	2011

Net income, (loss) for the year	$2,803,697	$(2,206,992)
Weighted average shares outstanding, diluted	19,574,397	17,048,978
Diluted earnings per share	$0.14	$(0.13)

19 - INCOME TAXES

The reconciliation of the income tax recovery, based on reported taxable income (loss) and using Canadian statutory tax rates, with the reported income tax expense for the years ended July 31, 2012, and 2011 is as follows:

	July 31,	July 31,
	2012	2011

Income tax expense (recovery) at Canadian statutory rates	$843,000	$(605,000)
Non-recorded use (benefit) from losses carried forward	843,000	(605,000)
	$-	$-

The Corporation recognized no income taxes in the consolidated statements of comprehensive income as it has accumulated losses available to reduce income taxes that would otherwise have been payable for the current period. Furthermore, no deferred tax assets were recognized because Management does not believe that it is more probable than not that these would be realized.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	July 31,	July 31,
	2012	2011
Deferred income tax assets
Losses carried forward	$15,511,000	$17,981,000
Capital assets	248,000	228,000
Research and development	4,821,000	4,453,000
	20,580,000	22,662,000
Deferred income tax liabilities
Convertible debentures	76,000	76,000
	20,504,000	22,586,000
Less: Unrecognized tax assets	(20,504,000)	(22,586,000)
	$-	$-

As at July 31, 2012, the Company has non-capital losses carried forward to reduce future taxable income expiring at various dates to 2032, as follows:

July 31, 2012
(CDN. Dollars)

Canada	$19,478,000
United States	25,869,000
United Kingdom	-
Germany	6,002,700

$51,349,700

In addition, the Company has unclaimed research and development expenditures carried forward of approximately $16,500,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $4,500,000, which can be applied against future Canadian federal income taxes payable, expiring at various dates to 2020. The benefits from these unclaimed amounts have not been recognized in the consolidated financial statements.

20 – LEASES, COMMITMENTS AND CONTINGENCIES

The Company has various operating leases for office space and equipment. The lease terms are between one and five years. Office lease agreements are renewable at the end of the lease period at market rate.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

July 31,
2012
2013	$232,993
2014	200,704
2015	200,704
2016	200,704
2017 and thereafter	315,893
$1,150,998

The amount of lease expense included in selling and administrative expense for the year ended July 31, 2012 is $337,578.

The Company is party to claims and lawsuits in the normal course of business, which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position, and accordingly, no amounts have been recorded as at July 31, 2012.

21 – SEGMENTED INFORMATION

For purposes of segmented information, the Company has identified one reportable business segment and four main geographic areas. The geographic areas of Canada, United States, Europe and Australia market the Company’s products and services. The accounting policies of the Company are consistently applied in the geographic areas of Canada, United States, Europe and Australia. Sales for each geographic area are based on the location of the third party customers. Sales from customers in areas other than Canada, United States, Europe and Australia are included in the geographic area where the sales invoice is initiated. All intercompany transactions between areas have been eliminated.

		United
	Canada	States	Europe	Australia	Total

Year ended July 31, 2012
Revenue (1)	$444,587	$282,425	$1,773,216	$-	2,500,228$
Current assets	919,865	174,577	723,670	42,929	1,861,041
Net capital assets	220,391	3,562	21,615	783	246,351

Year ended July 31, 2011
Revenue (1)	434,209	359,976	3,839,508	-	4,633,693
Current assets	1,131,628	316,678	685,560	-	2,133,866
Net capital assets	47,727	5,567	26,863	1,204	81,361

(1)	Excluding revenues related to the discontinued operations.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

22 – CAPITAL MANAGEMENT

The Company’s capital management objectives are to ensure the Company’s ability to continue as a going concern and to provide an adequate return to its shareholders through the optimization of the Company’s debt and equity balances. The Company’s capital consists of the total of due to shareholders and convertible debentures, reduced by cash and shareholders’ deficiency. The Company manages its capital structure and makes adjustments to it in the light of its expected business growth and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to shareholders or issue new debt or pay down existing debt.

	July 31,	July 31,	July 31,
	2012	2011	2010

Due to shareholders	$-	$1,914,837	$1,874,153
Convertible debentures	834,368	696,961	647,321
Other liabilities	154,264	315,213	342,927
Total Debt	988,632	2,927,011	2,864,401

Less Cash	811,655	810,745	579,270
Net Debt	176,977	2,116,266	2,285,131

Shareholders' equity
Share capital	39,710,565	39,706,665	38,976,108
Contributed surplus	2,483,774	1,863,006	758,302
Deficit	(42,130,308)	(44,934,005)	(42,727,013)
	64,031	(3,364,334)	(2,992,603)
Adjusted Capital	$241,008	$(1,248,068)	$(707,472)

23 – FINANCIAL RISKS

Financial Risk Management

The objective of the Company’s financial risk management is to minimize its risk exposure against various financial risks, which include interest rate risk, credit risk, currency risk and liquidity risk. The Company does not use derivative financial instruments to minimize such risks.

a) Interest rate risk

Interest rate risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market interest rates. The Company's debt is at fixed rates thereby limiting the exposure to cash flow resulting from interest rate fluctuations. However, changes in interest rates may have an impact on the fair value of the debt. Management assesses the Company’s interest rate risk to be low.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recorded at the balance sheet date.

The Company’s credit risk exposure is detailed as follows:

	July 31,	July 31,
	2012	2011

Cash	$811,655	$810,745
Trade receivables	307,937	541,959
Other receivables	975,285	-
	2,094,877	$1,352,704$

The Company minimizes its exposure to credit risk by placing its cash with major banks. Management considers these major banks to be at low risks of loss.

The credit risk exposure of the Company’s accounts receivable is mitigated by issuing invoices for software licenses, maintenance and consulting services with short credit terms which are generally net 30 days. Software maintenance contracts are generally fully paid at the inception of the service period. In the normal course of operations, the Company evaluates the financial condition of its customers. Since most of the Company’s customers are relatively large companies in various industries and with a strong history of payment, the allowance for doubtful accounts is nominal. For the year ended July 31, 2012, the Company generated approximately 49% of its revenues from three customers and $84,032 (€68,147) were outstanding from those customers as at July 31, 2012 (for the year ended July 31, 2011, three customers represented 42% of the revenues and $54,104 (€39,429) was outstanding from those three customers as at July 31, 2011). Management assesses the Company’s credit risk to be low.

c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying expenditures in the currency of the local operation through which funds are generated as a result of local revenue invoicing. However, the Company is still highly exposed to risks from fluctuations in foreign currency rates with respect to the financial statement translation of foreign operations denominated in the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar. The following table details the Company’s sensitivity to a 30% strengthening of the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar (2011 – 30% strengthening of the U.S. dollar and the Pound Sterling and a 21% strengthening of the Euro) against the Canadian dollar on the net income (loss) of the Company. The sensitivity analysis includes adjustments to foreign currency denominated monetary assets and liabilities and revenues and expenses for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar by the same percentages against the Canadian dollar, there would be an equal and opposite impact on the net income (loss) of the Company. For this reason, management assesses the Company’s currency risk to be high.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended July 31, 2012
	U.S. Dollar	U.K. Pound	Euro	Australian
	Impact	Sterling Impact	Impact	Dollar Impact

Net income (loss) - in Canadian dollars	$997,940	$327,700	$(471,977)	$7,174

	Year ended July 31, 2011
	U.S. Dollar	U.K. Pound	Euro	Australian
	Impact	Sterling Impact	Impact	Dollar Impact

Net loss - in Canadian dollars	$12,778	$(315,988)	$34,173	$69,796

As at July 31, 2012 and July 31, 2011, the Company had the following monetary assets and liabilities denominated in foreign currencies included in its consolidated financial statements:

	July 31, 2012		July 31, 2011
	Current	Current	Current	Current
	Assets	Liabilities	Assets	Liabilities

U.S. Dollars	174,072	188,058	331,427	286,848
Pounds Sterling	276,342	41,383	85,706	313,193
Euros	269,421	107,695	401,585	318,572
Australian Dollar	46,444	4,003	282,460	61,844

d) Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company manages this risk by regularly evaluating its liquid resources to fund its current and long-term obligations in a cost-effective manner.

The Company’s exposure to liquidity risk is mitigated through its continued ability to sell software licenses, services and software maintenance contracts and the prompt collection of accounts receivable. The Company controls its liquidity risk by managing its cash and cash flows using budgets and cash estimates.

The table below summarizes the Company’s financial liabilities and their due dates as at July 31, 2012 and July 31, 2011:

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31, 2012
	Carrying	Due	Due	Due
	Amount of	within	within	beyond
	Liability	1 year	2 - 5 years	5 years

Trade and other payables	677,098	677,099	-	-
Convertible debentures	834,368	-	834,368	-
Other financial liabilities	154,264	-	154,264	-

	July 31, 2011
	Carrying	Due	Due	Due
	Amount of	within	within	beyond
	Liability	1 year	2 - 5 years	5 years

Trade and other payables (a)	765,234	765,234	-	-
Due to shareholders (b)	1,914,837	1,425,945	488,892	-
Convertible debentures	696,961	-	-	696,961
Other financial liabilities	315,213	-	-	315,213

(a)	Excludes sales taxes payable
(b)	Includes contractual interest expense to be paid

As at July 31, 2012, with the exception of the amount due to shareholders, there has been no significant change to the maturities of financial liabilities as compared to the previous year. As such, management assesses the Company’s liquidity risk to be high.

24 – FINANCIAL INSTRUMENTS

Fair value

Fair value is the estimated amount that parties dealing at arm’s length would accept to exchange in settlement of a financial instrument based on the current market for instruments with the same risk, principal and maturity date. These fair value estimates are affected by assumptions made about the amount and timing of estimated future cash flows, discount rates and terms of the contract. As a result, the fair values are not necessarily the net amounts that would be realized if such financial instruments were settled.

The fair value, as at July 31, 2012 and 2011, of cash, trade and other receivables excluding sales tax receivable, trade and other payables excluding sales tax payable, approximates their respective carrying value given their short-term maturities.

The Company utilizes various types of financing to fund its business needs including convertible notes with warrants attached. The Company reviews these transactions of securities issued, including its warrants and conversion features, to properly determine their proper classification between the debt and equity components and whether they are classified as a liability at each reporting period until the amount is settled and reclassified into equity with changes, if applicable, in fair value recognized in current earnings

The fair value of the debt component of the convertible debentures was determined by discounting future cash flows using rates that the Company would otherwise use for convertible debentures with similar terms, conditions and maturity dates.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2012 and July 31, 2011, the classification of financial instruments, as well as their carrying values and the fair values, is as follows:

	July 31, 2012
		Other	Total
	Loans and	Financial	Carrying	Fair
	Receivables	Liabilities	Value	Value
Financial Assets
Cash	$811,655	$-	$811,655	$811,655
Trade receivables	307,937	-	307,937	307,937
Other receivables	975,285	-	975,285	975,285

Financial Liabilities
Trade and other payables		677,099	677,099	677,099
Convertible debentures		834,368	834,368	834,368
Other financial liabilities		154,264	154,264	154,264

	July 31, 2011
		Other	Total
	Loans and	Financial	Carrying	Fair
	Receivables	Liabilities	Value	Value
Financial Assets
Cash	$810,745	$-	$810,745	$810,745
Trade receivables	541,959	-	541,959	541,959

Financial Liabilities
Trade and other payables		776,623	776,623	776,623
Due to shareholders		1,914,837	1,914,837	-
Convertible debentures		696,961	696,961	696,961
Other financial liabilities		315,213	315,213	315,213

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

25 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 3a), this is the Company’s first year of consolidated financial statements being prepared in accordance with IFRS. Due to the mandate by the Canadian Institute of Chartered Accountants, the Company has adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) with a transition date of August 1, 2010. The Company’s IFRS adoption date is August 1, 2011. The Company’s audited annual consolidated financial statements for the year ending July 31, 2012 will be the first audited annual consolidated financial statements that will be prepared in accordance with the requirements of IFRS including the application of IFRS 1. Prior to the adoption of IFRS, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

The significant accounting policies described in Note 3 have been applied in preparing the consolidated financial statements for the year ended July 31, 2012 as well as for the comparative information presented for the years ended July 31, 2011 and in the preparation of an opening IFRS consolidated balance sheet as at August 1, 2010.

In preparing the opening IFRS balance sheet as at August 1, 2010 and the comparative information for the year ended July 31, 2011, the Company adjusted amounts previously reported in the consolidated financial statements prepared in accordance with Canadian GAAP based on IFRS 1, elections and exceptions and IFRS policy choices. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance and cash flows is set out in the following reconciliations and explanatory notes that accompany the reconciliations. Reconciliations of the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated cash flows for the respective periods are contained in this Note.

IFRS 1 requires an entity to reconcile equity, net earnings and comprehensive income (loss) and cash flows from Canadian GAAP to IFRS for prior periods. The following represents the reconciliations for the respective periods noted for equity, net earnings and comprehensive income (loss) and cash flows.

IFRS 1 - FIRST-TIME ADOPTION OF IFRS

IFRS 1 requires retroactive application for all IFRS standards effective at the reporting date except for certain mandatory exceptions from retrospective application that are relevant to the Company, or optional exemptions from retrospective application that were elected by the Company. Accordingly, these consolidated financial statements have been prepared based on the accounting policies described in Note 3. The applicable mandatory exceptions and optional exemptions from retrospective application are described in this section. The impact of these exceptions and exemptions and all other adjustments arising from IFRS policy choices and other requirements are described further below in section e), along with explanatory notes to the reconciliations of equity, net earnings and comprehensive income (loss) and balance sheet items in section f) below.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

a)	Mandatory Exceptions

IFRS 1 prescribes mandatory exceptions to the retrospective application requirements of IFRS. The following mandatory exceptions apply to the Company:

	i)	Estimates

Estimates made in accordance with IFRS at transition date, and in the comparative period of the first audited annual IFRS financial statements, shall remain consistent with those determined under Canadian GAAP with adjustments made only to reflect any differences in accounting policies. Under IFRS 1, the use of hindsight is not permitted to adjust estimates made in the past under Canadian GAAP that were based on the information that was available at the time the estimate was determined. Any additional estimates that are required under IFRS, that were not required under Canadian GAAP, are based on the information and conditions that exist at the transition date and in the comparative period of the first audited annual IFRS financial statements.

	ii)	De-recognition of Financial Assets and Financial Liabilities

Financial assets and liabilities that were de-recognized before August 1, 2010 pursuant to Canadian GAAP were not recognized under IFRS. The Company has early applied the change in IFRS 1 in this respect regarding the application date, as at August 1, 2010, of the exception.

b)	Optional Exemptions

In addition to the mandatory exceptions listed above, the Company has elected not to apply retroactively the following optional exemptions under IFRS 1.

i) IFRS 3 - Business Combinations
The Company has elected to not apply the requirements of IFRS 3 retrospectively to business combinations that occurred prior to the transition date. Under the business combinations exemption, the carrying amounts of the assets acquired and liabilities assumed under Canadian GAAP at the date of the acquisition became their deemed carrying amounts under IFRS at that date. Notwithstanding this exemption, the Company was required at the transition date, to evaluate whether the assets acquired and liabilities assumed meet the recognition criteria in the relevant IFRS, and whether there are any assets acquired or liabilities assumed that were not recognized under Canadian GAAP for which recognition would be required under IFRS. The requirements of IFRS were then applied to the assets acquired and liabilities assumed from the date of acquisition to the transition date.

ii) IAS 23 - Borrowing Costs
The Company has elected not to apply the requirements of IAS 23 retrospectively and will eliminate all previously capitalized interest costs as at the transition date through opening retained earnings. The Company will capitalize borrowing costs for qualifying assets for which the commencement date for capitalization is on or after the transition date.

c)	Retroactive Applications

	i)	Share-based Compensation

The Company has chosen not to apply IFRS 2, Share-based Payment, retrospectively to options granted on or before November 7, 2002 or granted after November 7, 2002 and vested before the date of transition to IFRS.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

ii)	Convertible Debenture
The Company has chosen to value the convertible debenture and its components at fair value, thereby removing the equity component of the convertible debenture and presenting it as a liability.

d)	Changes in Presentation

	i)	Consolidated Cash Flow Statement

Under pre-change accounting standards, interest paid and received were presented through the notes. Under IFRS, interest is allocated to investing and financing activities where they can be identified with transactions within those categories. There are no other material adjustments to the consolidated statement of cash flows. The components of cash and cash equivalents under pre-change accounting standards are similar to those presented under IFRS.

e)	Reconciliations between Canadian GAAP and IFRS

A reconciliation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set in the following tables and the notes that accompany the tables.

i)	Shareholders’ deficiency

In preparing its opening IFRS statement of financial position, The Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP. The effects of the conversion which were netted against shareholders’ equity are as follows:

		July 31,	August 1,
	Note	2011	2010

Shareholders' Deficiency in accordance with Canadian GAAP -		$(2,894,831)	$(2,450,664)
Adjustments:
Stock-based compensation (Deficit)	15 f)	(176,964)	(10,005)
Stock-based compensation (Contributed surplus)	15 f)	176,964	10,005
Equity component of Convertible debenture	15 g)	(446,027)	(446,027)
Equity component of Convertible debenture (Deficit)	15 g)	282,124	209,688
Equity component of Convertible debenture (Contributed surplus)	15 g)	(305,600)	(305,600)
Shareholders' Deficiency in accordance with IFRS		(3,364,334)	(2,992,603)

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

ii) Reconciliation of the Balance Sheet under Canadian GAAP to IFRS as at August 1, 2010

		Canadian	transition to
	Note	GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash		$579,270	$-	$579,270
Trade and other receivables		739,144	-	739,144
Research and development tax credits receivable		660,000	-	660,000
Prepaid expenses		74,541	-	74,541
		2,052,955	-	2,052,955

Capital assets		64,488	-	64,488
		2,117,443	-	2,117,443

LIABILITIES
Current Liabilities
Trade and other payables		984,149	-	984,149
Deferred revenue		1,135,814	-	1,135,814
Deferred lease inducements		19,558	-	19,558
Due to shareholders		896,369	-	896,369
		3,035,890	-	3,035,890

Deferred revenue		106,124	-	106,124
Due to shareholders		977,784	-	977,784
Convertible debentures	15 g)	448,309	199,012	647,321
Other financial liabilities	15 g)	-	342,927	342,927
		4,568,107	541,939	5,110,046

SHAREHOLDERS' DEFICIENCY
Share capital		38,976,108	-	38,976,108
Equity component of convertible debentures	15 g)	446,027	(446,027)	-
Contributed surplus	15 f)	1,053,897	(295,595)	758,302
Deficit	15 f) g)	(42,926,696)	199,683	(42,727,013)
		(2,450,664)	(541,939)	(2,992,603)
		$2,117,443	$-	$2,117,443

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

iii) Reconciliation of the Balance Sheet under Canadian GAAP to IFRS as at July 31, 2011

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash		$810,745	$-	$810,745
Trade and other receivables		541,959	-	541,959
Research and development tax credits receivable		663,857	-	663,857
Prepaid expenses		117,305	-	117,305
		2,133,866	-	2,133,866

Capital assets		81,361	-	81,361
		2,215,227	-	2,215,227

LIABILITIES
Current Liabilities
Trade and other payables		776,623	-	776,623
Deferred revenue		1,179,652	-	1,179,652
Due to shareholders		1,425,945	-	1,425,945
		3,382,220	-	3,382,220

Deferred revenue		696,275	-	696,275
Due to shareholders		488,892	-	488,892
Convertible debentures	15 g)	542,671	154,290	696,961
Other financial liabilities	15 g)	-	315,213	315,213
		5,110,058	469,503	5,579,561

SHAREHOLDERS' DEFICIENCY
Share capital		39,706,665	-	39,706,665
Equity component of convertible debentures	15 g)	446,027	(446,027)	-
Contributed surplus	15 f)	1,991,642	(128,636)	1,863,006
Deficit	15 f) g)	(45,039,165)	105,160	(44,934,005)
		(2,894,831)	(469,503)	(3,364,334)
		$2,215,227	$-	$2,215,227

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

iv)	Reconciliation of the Statement of Comprehensive Loss under Canadian GAAP to IFRS for the year ended July 31, 2011

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Revenue		$4,633,693	$-	$4,633,693

Cost of sales and product support		1,092,995	-	1,092,995
Gross profit		3,540,698	-	3,540,698

Operating expenses
Research and development costs, net		1,223,963	-	1,223,963
Selling, general and administrative	15 f)	5,440,109	166,959	5,607,068
		6,664,072	166,959	6,831,031
Operating loss		(3,123,374)	(166,959)	(3,290,333)
Net finance expense	15 g)	442,459	(72,436)	370,023
Loss from continuing operations		(3,565,833)	(94,523)	(3,660,356)
Gain on sale of discontinued operations		-	-	-
Earnings from discontinued operations		1,453,364	-	1,453,364
Net loss and comprehensive loss		$(2,112,469)	$(94,523)	$(2,206,992)

Basic and diluted loss per share		$(0.12)	$(0.01)	$(0.13)
From continuing operations		$(0.21)	$(0.01)	$(0.21)
From discontinued operations		$0.09	$-	$0.09

Basic weighted average number of common shares		17,048,978	17,048,978	17,048,978

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

f)	Explanatory Notes – Share-based compensation

Under Canadian GAAP, the entity can consider the entire award as a group, determine the fair value using the average term of the instruments and then recognize the compensation expense on a straight- line basis over the vesting period. Additionally, under Canadian GAAP, forfeitures must be recognized as they occur.

Pursuant to IFRS 2, each portion of an award with graded vesting options must be considered as a separate award with its own vesting date and fair value and must be recognized on that basis. Additionally, under IFRS, entities are required to estimate awards that are expected to vest and to revise that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

The impact on the Company’s transition to IFRS is to increase contributed surplus by $10,005 and increase the accumulated deficit by the same amount as at August 1, 2010 and increase Selling, general and administrative expenses by $166,959 for the year ended July 31, 2011 and increase contributed surplus by the same amount.

g)	Explanatory Notes – Convertible debentures

Under Canadian GAAP, the component parts of compound financial instruments (convertible debenture) issued by the Company were classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The conversion option that was to be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments was classified as an equity instrument.

Under IFRS, the conversion option that will be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments is classified as a financial liability since the instrument does not meet the fixed for fixed test.

As a result, the equity component in the amount of $446,027 and the value of the warrants credited to contributed surplus in the amount of $305,600 that were previously recognized under Canadian GAAP were written off. At conversion date, the liability portion of the financial instrument was adjusted to $647,321 and the derivative components were classified as other financial liabilities in the amount of $342,927. An adjustment of $209,688 was charged to deficit. For the year ended July 31, 2011, accretion expense was increased by $72,436.

SAND Technology Inc.
Notes to Consolidated Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

26 – SUBSEQUENT EVENTS

During the year, the Company had to delay the filing of its interim financial report and related management’s discussion and analysis for the interim period ended April 30, 2012 beyond the filing deadline of June 29, 2012 due to the departure of the Chief Financial Officer in early June 2012.

The Company was then advised by the Autorité des Marchés Financiers (the “AMF”) that, in accordance with the guidelines set out in Policy Statement 12-203 respecting Cease Trade Orders for Continuous Disclosure Defaults, it had issued a cease trade order that prohibits all trading of the securities of the Company. The cease trade order was lifted by the AMF in October 2012.